FILED BY BECTON, DICKINSON AND COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND

DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CAREFUSION CORP

COMMISSION FILE NO. 001-34273

The following is a transcript of a video made available to employees of CareFusion Corp.

CAREFUSION EMPLOYEES VIDEO TRANSCRIPT

Kieran T. Gallahue: CareFusion has been doing extremely well over the last several years as we have moved from what we call our “building the foundations for growth” phase into the next phase of accelerated growth.

This is an opportunity for us to take our vision of improving patient safety, reducing the cost of healthcare, our vision of doing that on a global basis – of touching every patient at some point during their life. It’s a wonderful opportunity for us to live the values that we have espoused from day one.

Vincent A. Forlenza: BD is doing this transaction because it brings together two great companies with aligned values, aligned products, and actually alignment geographically to solve a major issue for hospitals, which is improving medication management. We believe we can do that together, and we can do it better together.

BD is attracted to CareFusion because it’s a great company with values that are aligned to BD, with a focus on the customer that we really appreciated. And they have great products, they have great people, and we think we can put this together in a way that really does some fantastic things for customers.

KG: The scale of these two organizations together allows us to bring a broad range of products that can be delivered in a way that helps improve safety, that helps create greater visibility, and therefore standardization within the processes of providing care, and it allows us to accelerate the process of bringing those benefits to markets around the globe.

VF: Together, we can improve healthcare both in medication management and in procedural solutions. So a great example of that is we’ve been working for years in China to improve infusion therapy. We’ve trained thousands and thousands of nurses in China. We’ve done it narrowly. Now we can go back with infection-control products that you have, with the pump product lines, and really attack this on a broader basis.

KG: Together, we have a scale that allows us to accelerate that process of being able to improve patient safety and lower costs around the globe in a much shorter timeframe.

VF: The transaction is great for employees because it’s about growth; it’s about building a global leader. It’s about the opportunity to have a real impact on healthcare – to work together with colleagues who share that same vision, and that’s going to be exciting for people.

KG: When you look at our two organizations and our product line-up, the access and the history that BD has in markets around the globe are the type of relationships and the kind of access we wouldn’t have for years. So we have these wonderful products that need the ability to get in the hands of clinicians around the globe.

All of us at CareFusion need to stay focused in this interim period. Over time, there will be plenty of questions asked and plenty of answers provided, and what I commit to the organization is that we will keep everybody updated on integration plans and how things are projected.

We’ve got a lot of customers that need to be served, we’ve got products that need to be installed, but please let’s stay focused where we need to, which is on the customer.

VF: We’re going to manage the integration by putting together a small team with executives from both companies. It’s going to be led by a very experienced person, Bill Kozy, our Chief Operating Officer. It’s going to be small for quick decision making to allow us to focus on both of our core businesses – that’s the recipe for success.

KG: On the CareFusion side, we’re going to have a very small team of individuals that are leaders within CareFusion, that understand the ins and outs of the organization, the processes, the people, so that we can identify the best of both organizations and how we connect those two in a way that most quickly and most effectively allows us to serve our patients and our customers.

VF: Together, we can make a difference in healthcare and we can do it globally.

KG: We are passionate about serving patients, about improving safety, about lowering the cost of care. BD has lived that on a global basis for many, many years. By putting these two organizations together, we have an accelerated process of reaching the common vision of both organizations. It’s really a great combination.

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Forward-Looking Statements

This communication contains certain estimates and other forward-looking statements (as defined under Federal securities laws). Forward looking statements generally are accompanied by words such as “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding the estimated or anticipated future results of BD, and of the combined company following BD’s proposed acquisition of CareFusion, the anticipated benefits of the proposed combination, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. These statements are based on the current expectations of BD and CareFusion management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding BD and CareFusion’s respective businesses and the proposed acquisition, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the ability of the parties to successfully close the proposed acquisition, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; risks relating to the integration of CareFusion’s operations, products and employees into BD and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe; the outcome of any legal proceedings related to the proposed merger; access to available financing for the refinancing of BD’s or CareFusion’s debt on a timely basis and reasonable terms; the ability to market and sell CareFusion’s products in new markets, including the ability to obtain necessary regulatory product registrations and clearances; the loss of key senior management or other associates; the anticipated demand for BD’s and CareFusion’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures; the impact of competition in the medical device industry; the risks of fluctuations in interest or foreign currency exchange rates; product liability claims; difficulties inherent in product development, including the timing or outcome of product development efforts, the ability to obtain regulatory approvals and clearances and the timing and market success of product launches; risks relating to fluctuations in the cost and availability of raw materials and other sourced products and the ability to maintain favorable supplier arrangements and relationships; successful compliance with governmental regulations applicable to BD, CareFusion and the combined company; changes in regional, national or foreign economic conditions; uncertainties of litigation, as well as other factors discussed in BD’s and CareFusion’s respective filings with the Securities Exchange Commission. BD and CareFusion do not intend to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, BD will file with the SEC a registration statement on Form S–4 that will constitute a prospectus of BD and include a proxy statement of CareFusion. BD and CareFusion also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY

STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by BD and CareFusion with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of BD or CareFusion at the following: Monique N. Dolecki, Investor Relations – 201-847-5378 Monique_Dolecki@bd.com or Jim Mazzola, Investor Relations – 858-617-1203 Jim.Mazzola@CareFusion.com

PARTICIPANTS IN THE SOLICITATION

BD and CareFusion and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about BD’s directors and executive officers is available in BD’s proxy statement dated December 19, 2013, for its 2014 Annual Meeting of Shareholders and subsequent SEC filings. Information about CareFusion’s directors and executive officers is available in CareFusion’s proxy statement dated September 25, 2014, for its 2014 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BD or CareFusion as indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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